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Sophia Hudson, P.C.	United States
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                             September 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Tracey Houser,

Brian Cascio,

Dillon Hagius,

Suzanne Hayes

Re:	Evotec S.E.

Amended Draft Registration Statement on Form F-1

Submitted August 20, 2021

CIK No. 0001412558

Dear Ms. Houser, Mr. Cascio, Mr. Hagius, and Ms. Hayes:

On behalf of our client, Evotec, S.E. (the “Company”), we set forth below the Company’s responses to the letter, dated September 8, 2021, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amended Draft Registration Statement on Form F-1 confidentially submitted by the Company on August 20, 2021 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Austin  Bay Area  Beijing  Boston  Brussels  Chicago  Dallas   Hong Kong  Houston  London  Los Angeles  Munich  Paris  Shanghai  Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting a second amendment to the Draft Registration Statement (the “Second Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Second Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Second Amendment.

Prospectus Summary

Overview, page 1

1.	Staff’s comment: We note your response to comment 3 and reissue the comment. Please provide the following information:

•	Provide your management team’s analysis comparing your comprehensive suite of technologies and offerings to others in the industry.

•

Replace your statement that you are one of the most comprehensive and technologically advanced hubs... with disclosure indication that you believe you are one of the few companies that offers services in chemistry, biology, transcriptomics, protemics, iPSC-based disease modeling...

•	Disclose how the white paper displayed your ability to deliver candidates to IND at around half the cost and in up to 30% less time to industry averages.

•

Limit your statement about your royalty-generating pools of products to the identified competitors, disclose the stage of development of your pipeline pool assets and provide similar information about your competitors’ pipeline assets.

•	Disclose the services or solutions that you offer that your competitors do not offer.

Additionally, tell us the extent to which you know how often parties you have partnered with have also partnered with your competitors on other projects and explain how you determined the number of pipeline assets for all of your competitors.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the first and fifth bullet points, the Company’s management team has compared the Company’s suite of technologies and offerings to that of its competitors identified in the Registration Statement. As shown in the appendix, while other firms offer certain of the same technologies and offerings, no identified competitor matches the comprehensiveness or integration of the Company’s offering. The Company advises that it has anonymized the names of the Company’s competitors in the appendix. The Company has revised the disclosure on page 100 to provide further context as to the basis for the Company’s statements.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

In response to the second and third bullet points of the Staff’s comment, the Company has revised the language on pages 1 and 96 of the Second Amendment.

With respect to the fourth bullet point, the Company has eliminated the comparison of its pipeline to those of other companies.

With respect to the question regarding how often the Company’s partners have partnered with its identified competitors, the Company is not able to answer given what is publicly disclosed by its partners or competitors. The Company’s belief that it is the “partner of choice” is based on feedback from its customers and the fact that no other drug discovery company offers the breadth or integration of offerings as the Company.

2.

Staff’s comment: We note your response to comment two and reissue the comment. To the extent that all 15 product candidates are material, please revise your pipeline table to identify all 15 candidates, related indication, development partner and stage of development. Alternatively, revise your summary to indicate you have 10 material product candidates in development. It is not appropriate to indicate that you have 15 candidates and only disclose information about “selected candidates.” Whether or not your development partner has disclosed one of your pipeline assets is not a determinative factor with respect to your obligation to disclose material information about your operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 96, 120 and 125 of the Second Amendment to disclose that the Company currently has eleven disclosed clinical-stage pipeline assets and has revised the table on page 125 to include the additional information requested. The Company further advises the Staff that it does not believe these eleven pipeline assets to be material, either singly or in the aggregate.

Managements Discussion and Analysis of Financial Condition and Results of Operations Overview, page 68

3.

Staff’s comment: We note the disclosures you provided in response to comment 13. Please expand the last sentence to clarify what you mean by “such related costs” being recognized as cost of sales when entering into customer contracts and partnership agreements based on internal R&D activities. In this regard, it is unclear when partnered costs are included in cost of sales versus in R&D expense.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 67 of the Second Amendment. The Company respectfully informs the Staff that when internal R&D activities result in a customer contract that qualifies for revenue recognition under IFRS 15, the reimbursable costs (labor, materials and reimbursable overhead) are included in Cost of Revenue. Partnered costs that are not reimbursable, or that relate to contractual arrangements that do not qualify as customer contracts under IFRS 15, such as the Lyon Site agreement with Sanofi (for which the cost reimbursements are recognized in other operating income as disclosed on page 77 and F-36 of the Second Amendment), are included in R&D Expenses.

Key Performance Metrics and Non-IFRS Measures, page 72

4.

Staff’s comment: We note your response to comment 11. While we appreciate that the R&D tax credits are recurring income to your operations, it remains unclear why excluding this income from your presentation of adjusted EBITDA is consistent with the guidance in Question 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance. In this regard, the reference to non-recurring charges and gains is an example.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the Company assessed the incentive provided by each of the R&D tax credit programs in order to determine the appropriate accounting treatment for the credit as either a deduction from tax expense under IAS 12 or as recognition of grant income under IAS 20. In performing this determination, the Company considered the following indicative factors:

1.

Method of realization. An indicator of IAS 12 treatment would be if the credit was for a reduction in taxes payable only. However, a lengthy carryforward period for unused tax credits may make this indicator less relevant. An indicator of IAS 20 treatment would be direct settlement in cash if insufficient taxes payable were present to cover the credit.

2.

Number of non-tax conditions attached to initial receipt of grant (e.g. minimum employment level, ongoing use of purchased assets, etc.). An indicator of IAS 12 treatment would be none or few such non-tax conditions. An indicator of IAS 20 treatment would be many such non-tax conditions.

3.

Restrictions as to nature of expenditures required to receive the grant. An IAS 12 indicator would be that many different expenditures would qualify. An IAS 20 indicator would be that the restrictions are highly specific.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

4.	Tax treatment of receipt of the grant under the tax regime. An IAS 12 indicator would be the grant is not taxable. An IAS 20 indicator would be that the grant is taxable.

The Company assessed that for each of its R&D tax credit programs, three of the above indicators for accounting for the credit as grant income under IAS 20 were met. The Company receives R&D tax credits in France, Italy, Germany and the United Kingdom. For the R&D tax credit programs in France, Italy and Germany, indicators 1., 2. and 3. above were met for grant income accounting treatment under IAS 20. For the R&D tax credit in the United Kingdom, indicators 1., 3. and 4. above were met for grant income accounting treatment under IAS 20. Therefore, the Company applied the accounting policy of accounting for R&D tax credits as grant income and recognized the amounts in Other Operating Income. The Company respectfully refers the Staff to the Company’s accounting policy on page F-36-F-37.

The Company has considered the guidance in Question 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company believes the guidance in Question 100.03 does not apply because the R&D tax credit is not accounted for as a tax deduction. Therefore, the Company believes that the fact that income tax expense is excluded from Adjusted EBITDA does not bear on whether the R&D tax credits should also be excluded. The Company includes R&D tax credits in Adjusted EBITDA because they form a substantial part of the Company’s Other Operating Income, are an important factor in the Company’s decision to invest in a particular program, and are recurring. The Company has recognized R&D tax credits in France since 2015, in Italy since 2017, in Germany since 2020 and in the United Kingdom since 2014.

Comparison of the Six Months Ended June 30, 2021 and 2020, page 79

5.

Staff’s comment: As previously requested in comment 15, please disclose in a tabular format the amount of R&D expense recognized for each product candidate and platform for each period presented noting whether the product candidate or platform is in its clinical stage or preclinical stage of development. Costs related to insignificant product candidates or platforms in clinical stage development and in preclinical stage development programs may be aggregated into corresponding line items with any remaining, unallocated costs presented by their nature.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 80 and 85 to include tabular displays of representative R&D expenses. The Company notes that it was party to approximately 100 R&D projects in 2020 (approximately 80 R&D projects in the period ended June 30, 2021) and none of those projects individually represented more than 4.7% (period ended June 30, 2021: 8.1%) of the total share of R&D expenses. Consequently the tables are broken down by category and platform instead of on a per-project basis.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

Business EVOpanOmics—Industrialized high-throughput multi-omics platform, page 108

6.

Staff’s comment: We note your response to comments 17, 18, 23 and 24 and reissue these comments. Please expand your descriptions of these agreements to disclose and quantify the applicable payment streams, including quantify all payments made/received to date, the aggregate potential milestone payments and the royalty rate, within a reasonable range. If the milestone payments are provided on a per candidate basis, then provide the aggregate potential milestone payments per candidate. We will accept disclosure of a royalty range of no more than 10% to be reasonable. For example: single digit range, 1-19%, teens, etc. Disclose that the agreements relate to product candidates that are in discovery and pre-clinical stages of development. Provide similar information about your agreement with BMS and Exscientia on pages 122 and 123. Additionally, with respect to the Bayer agreement, please clarify if this agreement is the same agreement as that described on page 122.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has updated its disclosure on pages 108-109 of the Second Amendment to describe payment terms under its agreements related to its CKD partnerships and has removed the descriptions about the specific partnerships, including the partner names. The Company has also revised its disclosure regarding its agreements with BMS and Exscentia on page 122.

From a quantitative financial perspective, the Company notes that it does not believe that any single partnership is material to Evotec, nor does it expect any single partnership to be material to it in the future. The Company has revised the disclosure on pages 2, 69 and 97 of the Second Amendment to reduce the prominence of EVOroyalty and to emphasize the 79% contribution to 2020 revenue from the EVT Execute segment, which is mainly fee-for-service and FTE-based. In 2020, the Company generated approximately 3% of its revenues from an asset pipeline that consisted of more than 100 assets. As previously communicated to its existing investors, the Company believes that revenue generation from EVOroyalty will remain steady through 2025. Revenues of EVT Innovate, which includes FTE-rate based revenues, as well as the milestones and royalties categorized within EVOroyalty, is expected to comprise around 25% of overall revenues in 2025.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

7.	Staff’s comment: Disclose the term of each agreement and describe any termination provisions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 121.

Bayer—Expansion of Original Collaboration Across the Clinical Development Spectrum and Across Multiple Therapeutic Areas, page 122

8.

Staff’s comment: We note your response to comment 22 and re-issue the comment. The requested disclosure is not contingent on a determination that the agreement is required to be filed. It is not appropriate to provide an “illustrative” description of collaborative arrangements that do not provide the material terms of such arrangements. Additionally, your response appears to indicate that an agreement is not material if you have not yet generated significant revenues for the agreement. Given that five of your 10 key pipeline assets appear to relate to your agreement with Bayer, it appears that the development of candidate pipeline is substantially dependent on the agreement and it should be filed as an exhibit.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Second Amendment. With respect to whether the Bayer contract is material, the Company respectfully refers the Staff to the answer to the Staff’s comment 6 above. The Company has over 130 pipeline assets for which it may earn milestone and royalty revenue in years to come. In 2020, milestone and royalty revenue comprised approximately 3% of the Company’s revenue. The Company believes that revenue generation from EVOroyalty will remain steady through 2025. Revenues of EVT Innovate, which includes FTE-rate based revenues, as well as the milestones and royalties categorized within EVOroyalty, is expected to comprise around 25% of overall revenues in 2025. Given the above, the Company does not anticipate that the Company’s business will at any point in time be substantially dependent on revenue generated under the Bayer contract, nor does the Company believe the Bayer contract is material to its operations.

The EVOroyalty “Iceberg” is Constantly Growing, page 124

9.

Staff’s comment: We note your response to comment 6; however, even with enhanced pixilation, this table is not legible and it is difficult to discern what you intend to depict. Please revise this figure with a larger font size and consider providing explanatory text. Similarly revise your table on page 127.

Response: The Company respectfully acknowledges the Staff’s comment and has replaced the Iceberg graphic with an in-text table to enhance legibility and has provided an explanatory lead in paragraph.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

Overview of Selected Key Pipeline Assets, page 125

10.	Staff’s comment: Please explain the use of the term “Selected Key Pipeline Assets.” How did you select the candidates to include in the table? Are they the most material, the furthest advanced, etc.?

Response: The Company respectfully refers the Staff to its response to Comment 2 above.

11.	Staff’s comment: Please revise to clarify your interests in the candidates included in this table. For example, do you have commercialization rights, rights to milestones, royalties, etc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Second Amendment.

EVOequity, page 126

12.

Staff’s comment: We note your response to comment 29 in which you contend that information about your 60 patent families would not be material to investors. This appears to conflict with your extensive risk factor disclosure in the section entitled “Risks Related to Intellectual Property.” For example, on page 30, you state that you rely on the filing of “patent applications in the United States, Europe and abroad related to our pipeline assets, processes or other technologies (including methods of manufacture) and their uses that are important to our business.” Please provide the previously requested information or revise your risk factor section to disclose the risks related to failure to obtain and maintain patents and explain that the 60 patent families disclosed on page are not material to your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 29 of the Second Amendment risk factors.

Financial Statements Notes to Unaudited Interim Condensed Consolidated Financial Statements, page F-7

13.	Staff’s comment: Please provide disclosures for events after June 30, 2021 in accordance with IAS 34.16A(h).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-15 of the Second Amendment.

13. Investments accounted for using the equity method and other investments, page F-12

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

14.

Staff’s comment: Please expand your disclosures regarding the valuation of the underlying shares of your investment in Exscientia Ltd. to clarify whether the last financing round in Exscientia was with primarily related parties or third parties to Exscientia and/or Evotec. To the extent that the last financing round was primarily with related parties to Exscientia and/or Evotec, provide disclosure that explains how this impacted the valuation of your shares in Exscientia.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-12.

(3) Summary of Significant accounting policies -Revenues from contracts with customers, page F-34

15.

Staff’s comment: As previously requested in comment 30, please provide both of the disclosure requirements in IFRS 15.124 for contracts with customers that are recognized over time. In this regard, the section, Main assumptions, on page F-35 includes determining the stage of completion of contracts with service fees, FTE-based research payments, and deliverable kind of services, which would appear to be recognized over time without the corresponding disclosure required by IFRS 15.124 for each type of performance obligation. The disclosure provided on page F-21 only references fixed-price arrangements with customers, which is not mentioned in your revenue accounting policy.

Response: The Company acknowledges the Staff’s comment and has revised page F-35 of the Second Amendment. The Company respectfully informs the Staff that the fixed-price arrangements with customers disclosed on page F-25 are the same arrangements referred to under section ‘Service fees, FTE-based research payments as well as deliverable kind of services’ in our revenue accounting policy on page F-34.

(4) Segment information, page F-40

16.

Staff’s comment: As previously requested in comment 32, please revise your presentation to include only one measure of profit/(loss) for your operating segments that is provided to your CODM and also most closely determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Refer to IFRS 8.26 for guidance. To the extent that you continue to include adjusted EBITDA as the segment measure of profit or loss, tell us whether the CODM receives the other measures of profit or loss also included in the current disclosure and why those measures were not selected as the one profit measure to be included in the footnote disclosure.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

Response: In response to the Staff’s comment, the Company has revised its presentation on pages F-41 to F-43 of the Amendment to include only one measure of profit/(loss) for its operating segments. The Company has also made conforming changes to the interim financial statements on pages F-8, F-9 and F-10.

(23) Revenues from contracts with customers, page F-65

17.

Staff’s comment: We note your response to comments 17 and 36. While we appreciate that the recognized and anticipated revenues in the next few years may not be material for your license and/or collaboration agreements, we continue to request disclosure for those license and/or collaboration agreements in which the maximum total milestone and royalty payments available under the agreements would be material to your revenues. For the remaining agreements that you have determined the maximum total amount would be individually immaterial, disclose this fact and provide aggregate summary disclosures for these agreements. Refer to IFRS 15.110 for guidance.

Response: In response to the Staff’s comment, the Company respectfully refers the Staff to its response to the Staff’s comment 6 above. In addition to the fact that the Company has over 130 current pipeline assets, as discussed above, many of the Company’s agreements are structured to permit an undefined number of product candidates to be developed, each of which could generate milestone revenue and potentially royalty revenue, although none is expected to generate revenue that is material to the Company. As described in the responses above, the Company has taken a portfolio approach and currently has over 130 pipeline assets in development. None of these assets is expected to be material to the Company either over the life of the asset or in any given year. Rather, the Company expects to generate the substantial majority of its revenue in the near to medium term from fee-for service and FTE-based services, as well as from manufacturing, and to the extent that it generates milestone and royalty revenue, it expects to do so across its broad portfolio and not from a single, or even a handful of, candidates. As a result, the Company does not consider material any potential milestone or royalty payments associated with a single product or partnership.

(31) Commitments and contingencies (b) Other commitments and contingencies, page F-76

18.

Staff’s comment: We note your response to comment 38. We continue to request that you provide disclosures for the third-party intellectual agreements in which you are required to pay material, maximum upfront, milestone and/or royalty payments. To the extent that the agreement relates to a sublicense agreement with a customer or other party disclosed within Note 23, disclose this fact.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the Company does not have any third-party intellectual property agreements under which it would be required to pay upfront, milestone and/or royalty payments that would be material to the Company. None of the contracts that it has entered into to-date have involved material upfront payments. With respect to milestone and/or royalty payments, the Company would only have such obligations as a result of sub-license agreements and therefore would only make such payments if the Company itself generated revenue from milestone and royalty payments from product candidates developed by its partners, or if the Company brought the product to market itself (which is not part of the strategy at time of writing). As disclosed on pages 94 and F-78 of the Second Amendment, the Company has contingent obligations under various sublicense agreements that range from double-digit percentages to 50% of revenue generated in relation thereto. As a result of the small fraction of total revenue contributed by milestone and royalty payments both now and over the medium term, even a 50% sublicense fee would not be material to the Company.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson
Sophia Hudson, P.C.

VIA E-MAIL

cc:	Werner Lanthaler

Enno Spillner

Evotec S.E.

Morgan Hill

Kirkland & Ellis LLP

Nathan Ajiashvili

Alison Haggerty

Latham & Watkins LLP

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 21, 2021

APPENDIX A

Management’s Analysis of Offerings

Evotec Assessment of competitive landscape Evotec SE, Competitive landscape, September 2021Evotec Assessment of competitive landscape Evotec SE, Competitive landscape, September 2021 evotec

Comparison of Evotec building blocks with competitors' offerings

	# Pipeline assets[1)]	EVO*iR&D*	Precision Medicine	EVO*access*	EVO*cells*	EVO*genes*	"Fee-for-Service"	EVO*royalty*	EVO*equity*
Evotec	**>130**	●	●	●	◕	◑	●	●	●
Competitor 1	135	◔	◕	◑	○	○	◑	●	○
Competitor 2	48	◔	◕	◔	○	○	◔	●	○
Competitor 3	>20	○	◔	○	◑	◔	○	●	◕
Competitor 4	17	◕	○	◑	◑	○	○	●	○
Competitor 5	16	◔	◔	○	◔	●	○	●	○
Competitor 6	15	◔	◔	○	◑	○	○	●	○
Competitor 7	13	◔	◔	○	◕	○	○	●	○
Competitor 8	~20	◔	○	○	○	●	○	●	○

PAGE 2

1) Highest degree of integration in the industry (Part I) Comparison of Evotec building blocks with competitors’ offerings # Pipeline EVOiR&D Precision EVOaccess EVOcells EVOgenes“Fee-for- EVOroyalty EVOequity 1) assets MedicineService” Evotec >130 Competitor 1 135 Competitor 2 48 Competitor 3 >20 Competitor 4 17 Competitor 5 16 Competitor 6 15 Competitor 7 13 Competitor 8 ~20 PAGE 2 1) Sources: Company data derived from websites accessed on 11 Sep 20211) Highest degree of integration in the industry (Part I) Comparison of Evotec building blocks with competitors’ offerings # Pipeline EVOiR&D Precision EVOaccess EVOcells EVOgenes“Fee-for- EVOroyalty EVOequity 1) assets MedicineService” Evotec >130 Competitor 1 135 Competitor 2 48 Competitor 3 >20 Competitor 4 17 Competitor 5 16 Competitor 6 15 Competitor 7 13 Competitor 8 ~20 PAGE 2 1) Sources: Company data derived from websites accessed on 11 Sep 2021

Comparison of Evotec building blocks with competitors' offerings

	# Pipeline assets[1)]	EVO*iR&D*	Precision Medicine	EVO*access*	EVO*cells*	EVO*genes*	"Fee-for-Service"	EVO*royalty*	EVO*equity*
Competitor 9	11	○	◑	◔	◑	○	○	●	○
Competitor 10	11	○	◑	◔	◕	◑	○	◕	○
Competitor 11	9	○	◔	○	○	◕	○	●	○
Competitor 12	6	◔	◑	○	○	○	●	●	○
Competitor 13	4	◑	◑	◔	◑	○	◕	◑	○
Competitor 14	5	○	◔	○	○	●	○	●	○
Competitor 15	4	◔	◔	◕	◕	○	◔	●	○
Competitor 16	4	○	◔	○	◕	○	○	◕	○
Competitor 17	3	○	◔	○	◑	○	○	●	○

PAGE 3

1) Highest degree of integration in the industry (Part II) Comparison of Evotec building blocks with competitors’ offerings # Pipeline EVOiR&D Precision EVOaccess EVOcells EVOgenes“Fee-for- EVOroyalty EVOequity 1) assets MedicineService” Competitor 9 11 Competitor 10 11 Competitor 11 9 Competitor 12 6 Competitor 13 4 Competitor 14 5 Competitor 15 4 Competitor 16 4 Competitor 17 3 PAGE 3 1) Sources: Company data derived from websites accessed on 11 Sep 2021

Comparison of Evotec building blocks with competitors' offerings

	# Pipeline assets[1)]	EVO*iR&D*	Precision Medicine	EVO*access*	EVO*cells*	EVO*genes*	"Fee-for-Service"	EVO*royalty*	EVO*equity*
Competitor 18	≥4	○	◔	○	◕	○	○	●	○
Competitor 19	-	◔	◑	○	○	○	●	○	○
Competitor 20	-	◔	◑	◔	◔	○	●	○	○
Competitor 21	-	◔	●	○	○	○	●	◑	○

PAGE 4

1) Highest degree of integration in the industry (Part III) Comparison of Evotec building blocks with competitors’ offerings # Pipeline EVOiR&D Precision EVOaccess EVOcells EVOgenes“Fee-for- EVOroyalty EVOequity 1) assets MedicineService” Competitor 18 >4 Competitor 19 - Competitor 20 - Competitor 21 - PAGE 4 1) Sources: Company data derived from websites accessed on 11 Sep 20211) Highest degree of integration in the industry (Part III) Comparison of Evotec building blocks with competitors’ offerings # Pipeline EVOiR&D Precision EVOaccess EVOcells EVOgenes“Fee-for- EVOroyalty EVOequity 1) assets MedicineService” Competitor 18 >4 Competitor 19 - Competitor 20 - Competitor 21 - PAGE 4 1) Sources: Company data derived from websites accessed on 11 Sep 2021 evotec

	Sourcing novel ideas	Target ID/ validation	Hit identificatior	Lead optimisation	Pre-clinical development	Phase I	Phase II	Phase III	Approval	Market
	Discovery				Development	Manufacturing				
Evotec	●	●	●	●	●	●	●	●	●	●
Competitor A	○	◕	◕	◕	◕	◕	◕	◕	◕	◕
Competitor B	○	◕	◕	◕	◕	◕	◕	◕	◕	◕
Competitor C	○	○	○	○	◕	◕	◕	◕	◕	◕
Competitor D	○	◑	◑	◑	●	●	●	●	●	●
Competitor E	○	◕	◕	◕	◕	◕	◕	◕	◕	◕
Competitor F	○	○	○	○	◕	◕	◕	◕	◕	◕
Competitor G	○	○	○	○	◑	◑	◑	◑	◑	◑

PAGE 5

1) Highest degree of integration in the industry (Part IV) Innovation, multi-modality and fully integration goes beyond typical CRO/CDMO models Sourcing Target ID/ Hit Lead Pre-clinical Phase I Phase II Phase III Approval Market novel ideas validation identification optimisation development Discovery Development Manufacturing Evotec Competitor A Competitor B Competitor C Competitor D Competitor E Competitor F Competitor G PAGE 5 1) Sources: Company data derived from websites accessed on 11 Sep 20211) Highest degree of integration in the industry (Part IV) Innovation, multi-modality and fully integration goes beyond typical CRO/CDMO models Sourcing Target ID/ Hit Lead Pre-clinical Phase I Phase II Phase III Approval Market novel ideas validation identification optimisation development Discovery Development Manufacturing Evotec Competitor A Competitor B Competitor C Competitor D Competitor E Competitor F Competitor G PAGE 5 1) Sources: Company data derived from websites accessed on 11 Sep 2021